UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 1-12302

BARNES & NOBLE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1196501
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

122 Fifth Avenue, New York, NY	10011
(Address of Principal Executive Offices)	(Zip Code)

(212) 633-3300

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As used herein, unless otherwise specified or unless the context otherwise requires, references to “Barnes & Noble,” “B&N,” “Company,” “we,” “us” or “our” refer to Barnes & Noble, Inc., and its consolidated subsidiaries.

In 2013, the Company established a task force responsible for the process of reporting conflict minerals usage in accordance with the rules adopted by the Securities and Exchange Commission (the “SEC”) pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Rule”). Prior to filing its initial 2013 calendar year Form SD, the Company adopted Standard Operating Procedures, updated from time to time, to address the Rule and posted a conflict minerals policy on its Vendor and Product Compliance Requirements page on www.barnesandnobleinc.com, on which it also maintains a grievance mechanism that is available internally and externally to report concerns, including those related to conflict minerals. The Company also established the expectation, including contractual obligations or specialized vendor certifications, that suppliers would obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to us using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (the “Conflict Minerals Template”), which includes questions regarding the smelter, refiner, recycler or scrap processor of necessary conflict minerals and location or mine of origin for such minerals.

To commence the compliance process for its 2018 calendar year obligations, the Company risk-assessed all products manufactured or contracted to be manufactured by the Company in order to identify products in scope. The Company determined that certain minerals which are identified as conflict minerals in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG”) were contained in and necessary to the functionality or production of certain products in its NOOK ® product line manufactured by the Company or contracted by the Company to be manufactured (“necessary conflict minerals”). These necessary conflict minerals are “in scope” for these purposes, and are required to be reported for the calendar year ending 2018.

The Company is a purchaser of completed products and is many steps downstream in the minerals supply chain from smelters and refiners. The Company does not purchase raw ore or unrefined conflict minerals. In 2018, the Company’s in-scope products were comprised solely of certain NOOK® products, including e-reader devices and related accessories. These products were manufactured on behalf of the Company. As such, the Company has limited influence over or direct information about the manufacturing process of these products and must rely on the information provided by its suppliers in identifying the source and chain of custody of any conflict minerals contained in these products. Therefore, our efforts to determine the facilities used in the production of the conflict minerals, their country of origin and the mine or location of origin of the conflict minerals was limited to the information that we obtained from our suppliers during our reasonable country of origin inquiry (“RCOI”), as described below.

The Company identified up to two direct suppliers for these necessary conflict minerals as being within the scope of its RCOI for 2018. The Company conducted, in good faith, a RCOI that was reasonably designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or were from recycled or scrap sources. Direct suppliers of in-scope NOOK® products were provided with and asked to return a completed Conflict Minerals Template, with the expectation that suppliers would obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to us. The Company received completed Conflict Minerals Templates from these direct suppliers. All of these Conflict Minerals Templates were certified and signed by an appropriate signatory of each supplier’s organization. Responses to the Conflict Minerals Template from suppliers were analyzed and reviewed for completeness, consistency, and reasonableness, and we made follow up inquiries as necessary.

Based on this RCOI, the Company knows or has reason to believe that some of the necessary conflict minerals originated or may have originated in the Covered Countries and that these minerals may not have been derived entirely from recycled or scrap sources.

Conflict Minerals Disclosure

Provided below is a link to the Company’s internet disclosure for Conflict Minerals: http://forinvestors.barnesandnobleinc.com/edgar.cfm.

Item 1.02 Exhibit

On April 7, 2017, the staff in the SEC’s Division of Corporation Finance (the “Staff”) issued its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Updated Statement”) which stated, among other things, that “In light of the uncertainty regarding how the [SEC] will resolve those issues [surrounding SEC’s conflict minerals disclosure requirements] and related issues raised by commenters, the Division of Corporation Finance has determined that it will not recommend enforcement action to the [SEC] if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.”

Relying on the Staff’s Updated Statement, the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BARNES & NOBLE, INC. (Registrant)

By:	/s/ William E. Wood
William E. Wood, Executive Vice President, President of Digital, Barnes & Noble, Inc.

May 31, 2019